EXHIBIT G

PROPOSED FORM OF NOTICE

SECURITIES AND EXCHANGE COMMISSION

(Release No.  35-________)

Filings Under the Public Utility Holding Company Act of 1935 ("Act")

January 15, 1996

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the Application-Declaration(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.

Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by February 9, 1996 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant and/or declarant at the address specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or amended, may be granted and/or permitted to become effective.

Cinergy Corp., et al.  70-

Notice of Proposal to Form Nonutility Subsidiaries To Engage In District Energy Business; Related Financing And Service Arrangements

Cinergy Corp., a registered holding company ("Cinergy"), Cinergy Services, Inc., Cinergy's wholly-owned service company subsidiary ("Cinergy Services"), both 139 East Fourth Street, Cincinnati, Ohio 45202, and Cinergy Investments, Inc., Cinergy's wholly-owned nonutility holding company subsidiary ("Investments"), 251 North Illinois Street, Suite 1410, Indianapolis, Indiana 46204, have filed an Application-Declaration under Sections 6(a), 7, 9(a), 10, 12(b) and 13 of the Act and Rules 45, 54, 81, 87, 90 and 91 thereunder.

Cinergy and Investments propose to establish two new subsidiaries (collectively, "EnergyCos") to engage in the district cooling (such EnergyCo, "CoolCo") and heating businesses (such EnergyCo, "HeatCo") in the greater metropolitan area of Cincinnati, Ohio. The EnergyCos will construct, own and operate one or more combined or stand-alone central chilled water (in the case of CoolCo) and heating plants (in the case of HeatCo) and associated distribution pipes and ancillary equipment and facilities within Cincinnati, and will enter into contracts with commercial and industrial customers of Cinergy's electric and gas utility subsidiary, The Cincinnati Gas & Electric Company ("CG&E"), as well as with CG&E, providing for the delivery to the customers' facilities of chilled and/or heated water (and possibly to a minor extent steam) for cooling and heating purposes and the rendition of associated services. The EnergyCos may provide financing to customers (exclusive of CG&E) in connection with the replacement of certain equipment on the customer's premises needed to connect to the EnergyCos' distribution pipe systems. Specifically, the EnergyCos will sell the necessary equipment to the customers on credit; the customer would repay the respective EnergyCo for the equipment pursuant to a separate line-item charge to its monthly bill from the EnergyCo for chilled or hot water. The monthly charge would cover a portion of the equipment's total sale price to the customer (reflecting a mark-up from the cost paid by the EnergyCo to the equipment vendor) plus a finance charge. The EnergyCos will not acquire any promissory notes or other securities from the customers.

Investments proposes to organize CoolCo and HeatCo as wholly-owned subsidiaries under Ohio law. Cinergy and Investments also propose (to the extent not otherwise exempted under Rules 45 and 52) to make interest-bearing open-account advances and loans to the EnergyCos in connection with their initial capitalization and start-up activities. Such open-account advances and loans would mature not later than December 31, 2006 and would bear interest at a rate not to exceed the prime rate then in effect at a bank designated by Cinergy. Cinergy and Investments further propose to guarantee and otherwise act as surety in respect of bank borrowings and (to the extent not otherwise exempted under Rule 45(b)(6)) performance and similar obligations of the EnergyCos. Such guarantees may be made from time to time through December 31, 2006, provided that any guarantees outstanding on such date will terminate in accordance with their terms. Bank borrowings as to which Cinergy and Investments propose to act as surety would be secured or unsecured, would be made not later than December 31, 2006 (maturing not later than 12 months thereafter), and would bear interest at a rate not to exceed 3% above the prime rate then in effect at a bank designated by Cinergy. The total amount of the initial capital stock purchases, open-account advances/loans and financial/performance guarantees for which authorization is sought, together with all other purchases by Investments of EnergyCos capital stock and capital contributions and loans by Cinergy and Investments to the EnergyCos that are exempt from Commission approval requirements, will not exceed $100,000,000 at any time outstanding through December 31, 2006.

The EnergyCos will commence operations with a relatively small staff devoted primarily to management and administrative functions. CoolCo and HeatCo propose to contract with Cinergy Services (but not with any other associate company including each other) for a variety of services (in such areas as information systems, human resources, accounting, legal, internal audit and finance), priced at cost, pursuant to a service agreement and associated accounting, cost assignment and work order procedures previously authorized by the Commission (Rel. No. 35-26146, Oct. 21, 1994). The EnergyCos may engage nonassociate contractors for various other services, including construction management, engineering, mechanical, architectural and operational services.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.